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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-10410

  A.
  Full title of the plan and the address of the plan, if different from that of the issuer named below:

      HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

  B.
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      HARRAH'S ENTERTAINMENT, INC.
      One Harrah's Court
      Las Vegas, Nevada 89119

REQUIRED INFORMATION

        The Harrah's Entertainment Inc. Savings and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan's 2002 financial statements and supplemental schedules have been examined by Deloitte & Touche LLP, independent accountants, and their report is included herein.

i

TABLE OF CONTENTS

Report of Deloitte & Touche LLP, Independent Auditors', dated June 20, 2003 for years ended December 31, 2002 and 2001	1
Financial Statements as of and for the years ended December 31, 2002 and 2001, and Supplemental Schedule as of December 31, 2002	2

ii

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of Harrah's Entertainment, Inc.
Savings and Retirement Plan

        We have audited the accompanying statements of net assets available for benefits of Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financials statements taken as a whole.

/s/ Deloitte & Touche LLP

June 20, 2003

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments (Note 3)	$594,504,862	$620,340,104

Receivables:
Employer contribution receivable	162,682	—
Accrued investment income	467,153	332,638
Other receivables	—	215,069

	629,835	547,707

Cash	867,087	747,609

Total assets	596,001,784	621,635,420

LIABILITIES:
Accrued administrative expenses	263,807	—

NET ASSETS AVAILABLE FOR BENEFITS	$595,737,977	$621,635,420

See notes to financial statements.

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$—	$17,453,065
Dividends	863,855	1,313,785
Interest	8,129,875	6,502,813
Other	(12,712)	92,713

Net investment income	8,981,018	25,362,376

Contributions:
Participant contributions	47,415,014	46,092,247
Employer contributions	29,805,524	26,551,867

Total contributions	77,220,538	72,644,114

Transfers from other plans, net (Note 1)	359,009	56,235,001

Total additions	86,560,565	154,241,491

DEDUCTIONS:
Investment loss—net depreciation in fair value of investments	38,311,789	—
Benefits paid to participants	71,083,566	71,389,923
Administrative expenses	3,062,653	2,159,568

Total deductions	112,458,008	73,549,491

(DECREASE) INCREASE IN NET ASSETS	(25,897,443)	80,692,000
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	621,635,420	540,943,420

End of year	$595,737,977	$621,635,420

See notes to financial statements.

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.    DESCRIPTION OF THE PLAN

        The Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan") was established on February 6, 1990. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document and subsequent amendments thereto for more complete information.

        General—The Plan is a defined contribution plan. All employees of Harrah's Entertainment, Inc. and its affiliates (the "Company") who have a minimum of ninety days of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Harrah's Operating Company, Inc. ("HOC") is the administrator of the Plan ("Plan Administrator"). State Street Bank and Trust Company ("State Street") is trustee of the Plan. The Plan Administrator has delegated certain of its authority to CitiStreet LLC ("Citistreet") for purposes of day-to-day administration and recordkeeping.

        Plan Merger—On December 31, 2001, the assets of the Harveys 401(k) Plan were merged into the Plan in the amount of $55.5 million. Effective January 1, 2002, Harveys Casinos & Resorts, Inc. employees became eligible to contribute to the Plan.

        Contributions—Each year, participants may elect to contribute a designated whole percentage of their eligible compensation, as defined in the Plan. Highly compensated employees may contribute up to 7% of eligible compensation on a pretax basis, and non-highly compensated employees may contribute up to 20% of eligible compensation on a pretax basis. After-tax contributions are also permitted. The Company matches up to the first 6% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain Internal Revenue Code limitations. Participants may also make rollover contributions representing distributions from other qualified defined benefit or defined contribution plans.

        On March 15, 2002, the Board of Directors of Rio Properties, Inc. ("Rio") authorized a minimum required contribution to the Plan for Rio participants in the aggregate amount of $10 million (participant pretax and Company matching contributions) for the year ended December 31, 2002. At December 31, 2002, an employer contribution receivable is recorded in the amount of $162,682 to meet the minimum required contribution.

        Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of Plan earnings, and charged with the participant's withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Investments—Participants direct the investment of their own contributions and Company contributions into various investment options offered by the Plan, including investments in common stock of Harrah's Entertainment, Inc., the sponsoring employer.

        Vesting—Participants are vested immediately in their own contributions plus actual investment results thereon. Vesting in the Company's contribution portion of their accounts is based on years of vesting service in which the participant is credited with at least 1,000 hours of service, as defined. A participant vests 20% per year of vesting service and is 100% vested after five years of vesting service. However, if termination is caused by disability, death, or attainment of age 65, the participant becomes fully vested in all Company contributions and investment results thereon.

        Forfeitures that occur during the Plan year shall first be used to the extent necessary to restore the matching and prior plan accounts of rehired participants, as defined. Any remaining forfeitures may be used to pay administrative expenses or will be included in, reduce and be considered part of the Company's matching contribution for the Plan year in which the forfeiture arises. The total amount of potential forfeitures available to be used were approximately $2.0 million and $1.9 million at December 31, 2002 and 2001, respectively.

        Payment of Benefits—Upon termination of employment, the participant may elect to receive vested amounts in one lump-sum distribution, in equal installments, or in the form of a direct rollover to another plan as defined by the Plan.

        Participant Loans—Participants may borrow from their Plan accounts an amount not to exceed the lesser of i) $50,000 reduced by the participant's highest outstanding loan balance during the prior 12 months or ii) 50% of the vested balance of the participant's account. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates. The interest rate for a loan remains fixed for the life of the loan. Repayments of loans are made in equal installments, one per pay period, over one to five years except in the case of loans used to acquire the principal residence of the participant, which shall be repaid in a reasonable term determined at the time the loan is made, not to exceed 15 years. The interest rates on outstanding loans ranged from 4.25% to 11.50% at December 31, 2002.

        Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Plan's Sponsor, as provided in the Plan Document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

        Investment Valuation and Income Recognition—The Plan's investments are stated at fair value, except for its benefit-responsive investment contracts, which are valued at contract value (Note 4). Quoted market prices are used to value investments. Shares of mutual funds and common/collective trust funds are valued at the net asset value of the units or shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

        Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.    INVESTMENTS

        The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows:

	2002	2001
Harrah's Entertainment, Inc. Stock Fund	$124,459,427	$135,438,517
Fidelity Magellan Fund	56,734,520	81,162,204
SSGA Principal Accumulation Return Fund	114,939,067	72,612,515
SSGA S&P 500 Index Fund	85,169,900	109,652,501
SSGA Bond Market Index Fund	82,438,390	72,962,736
SSGA Small Cap Fund	30,820,632	*
Loan Fund	43,049,899	41,990,916

*
This investment did not exceed 5% of net assets as of December 31, 2001.

        During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Common stock	$11,232,772	$43,625,004
Mutual funds	(27,549,783)	(14,709,989)
Common/collective trust funds	(21,994,778)	(11,461,950)

	$(38,311,789)	$17,453,065

4.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

        The State Street Global Advisors ("SSGA") Principal Accumulation Return Fund consists of units of a fund that holds benefit-responsive investment contracts. SSGA maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is included in the financial statements at contract value as reported to the Plan by SSGA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

        There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair values of the investment contracts as of December 31, 2002 and 2001 were approximately $121.9 million and $75.1 million, respectively. For 2002, the average yield and crediting interest rates were 5.29% and 4.88%, respectively. For 2001, the average yield and crediting interest rates were 5.67% and 5.43%, respectively.

5.    RELATED-PARTY TRANSACTIONS

        As sponsor of the Plan, the Company, through its wholly-owned subsidiary, HOC, initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amount of approximately $255,000 during 2001. The Plan did not reimburse HOC for these costs in 2002.

        Certain Plan investments are shares of common/collective trust funds managed by SSGA. SSGA is the investment arm of State Street, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services to SSGA and Citistreet amounted to approximately $1.8 million and $1.6 million for the years ended December 31, 2002 and 2001, respectively. Such costs are included in administrative expenses in the accompanying financial statements.

        At December 31, 2002 and 2001, the Plan held 3,014,000 and 3,531,978 shares respectively, of common stock of Harrah's Entertainment, Inc., the sponsoring employer.

6.    PLAN TERMINATION

        Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.    FEDERAL INCOME TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated July 5, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        As of December 31, 2002 and 2001, the Plan had approximately $184,720 and $483,193, respectively, of benefit payments approved and processed for payment which had not been paid. These amounts will be recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying financial statements.

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits per the financial statements	$595,737,977	$621,635,420
Less: Amounts currently payable	(184,720)	(483,193)

Net assets available for benefits per the Form 5500	$595,553,257	$621,152,227

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements	$71,083,566
Add: Amounts currently payable at December 31, 2002	184,720
Less: Amounts currently payable at December 31, 2001	(483,193)

Benefits paid to participants per the Form 5500	$70,785,093

*****

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Harrah's Entertainment, Inc. Stock Fund	Common Stock	$124,459,427
*	State Street Global Advisors S&P 500 Index Fund	Common/Collective Trust Fund	85,169,900
*	State Street Global Advisors Small Cap Fund	Common/Collective Trust Fund	30,820,632
*	State Street Global Advisors Short-Term Investment Fund	Interest-bearing cash	796,374
	Delaware Trend Fund	Mutual Fund	21,443,651
	Fidelity Magellan Fund	Mutual Fund	56,734,520
*	State Street Global Advisors Principal Accumulation Return Fund	Common/Collective Trust Fund	114,939,067
*	State Street Global Advisors Bond Market Index Fund	Common/Collective Trust Fund	82,438,390
*	State Street Global Advisors U.S. Large Cap Value Fund	Common/Collective Trust Fund	3,492,132
	Wells Fargo Large Company Growth Fund	Mutual Fund	3,353,723
	Putnam International Growth Fund	Mutual Fund	8,097,750
*	Conservative Lifecycle Fund	Common/Collective Trust Fund	9,109,816
*	Moderate Lifecycle Fund	Common/Collective Trust Fund	5,825,742
*	Growth Lifecycle Fund	Common/Collective Trust Fund	2,242,778
*	Aggressive Growth Lifecycle Fund	Common/Collective Trust Fund	2,531,061
*	Loan Fund	Participant loans with interest rates from 4.25% to 11.5%	43,049,899

			$594,504,862

*
Party-in-interest.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN
Dated: June 27, 2003
	By:	/s/ ELAINE LO Elaine Lo, Member, Administrative Committee

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Auditors'
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

REQUIRED INFORMATION
TABLE OF CONTENTS
HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001
HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001
HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002
SIGNATURES
INDEX TO EXHIBITS